Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100

June 6, 2014

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom Scott Anderegg Dietrich King Sondra Snyder Jennifer Thompson

Re:	Abengoa Yield plc Amendment No. 3 to the Registration Statement on Form F-1 Filed on June 2, 2014 File No. 333-194970

Ladies and Gentlemen:

Pursuant to our discussion with Scott Anderegg and Sondra Snyder of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on June 5, 2014, Abengoa Yield plc (the “Company”), is hereby submitting as correspondence marked pages set forth on Exhibit A hereto showing proposed changes to the prospectus contained in its Registration Statement on Form F-1 (File No. 333-194970) (the “Registration Statement”). These proposed changes are intended to be responsive to the comments set forth in the letter to the Company, dated June 4, 2014, from Mara L. Ransom. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Dilution, page 80

1. In your tabular presentation of dilution per share on page 80, it appears the $17.08 captioned as “Increase in pro forma combined net tangible book value per share attributable to existing investors” is actually an increase attributable to the new investors in this offering. Please revise as appropriate.

Response:

The Company will revise as indicated in the attached Exhibit A on page 80 its tabular presentation of dilution per share.

2. In your tabular presentation of supplemental dilution information on page 82, it appears the $(9.17) captioned as “Increase in pro forma combined net tangible book value per share attributable to existing investors” is actually a decrease attributable to the new investors in this offering. Please revise as appropriate.

Response:

The Company will revise as indicated in the attached Exhibit A on page 82 its tabular presentation of dilution per share.

3. Please refer to your tabular presentation of dilution per share on page 80. You indicate that pro forma net tangible book value per share before the offering (i.e. attributable to existing shareholders) is ($57.86) based on pro forma net tangible book value of ($3,292.0) million. This pro forma net tangible book value amount does not appear to recognize that you will issue a payable to Abengoa for approximately $537.6 million as part of the consideration for the Asset Transfer, and that this payable will not be repaid until you receive the offering proceeds. Therefore, immediately prior to the consummation of this offering, your liabilities will be $537.6 million higher than currently represented and your equity and net tangible book value will be $537.6 million lower than currently represented. It appears that your pro forma net tangible book value per share before the offering (i.e. attributable to existing shareholders) should be ($67.30) and the increase in pro forma combined net tangible book value per share attributable to new investors should be $26.53. Please revise your presentations of dilution and of supplemental dilution for this matter. Additionally, since it appears the “As Adjusted” column of your Capitalization table on page 79 is intended to represent your company’s capitalization immediately prior to the consummation of this offering, please revise this column to reflect the payable to Abengoa for $537.6 million that will exist after the Asset Transfer but prior to the consummation of this offering. Finally, please make similar adjustments to your Unaudited Pro Forma Combined Statement of Financial Position on page 87 so that your investors can clearly see the payable to Abengoa for $537.6 million resulting from the Asset Transfer and the repayment of that payable to Abengoa with the proceeds from this offering.

Response:

The Company will revise as indicated in the attached Exhibit A on pages 80 and 82 the pro forma net tangible book value amount in the “Dilution” section. The Company will also revise as indicated in the attached Exhibit A on page 79 the “As Adjusted” column of its Capitalization table. The Company will also revise as indicated in the attached Exhibit A on pages 87 and 88 its Unaudited Pro Forma Combined Statement of Financial Position.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9014.

Yours faithfully,

/s/ Jeffrey C. Cohen
Jeffrey C. Cohen

cc: Santiago Seage

EXHIBIT A

measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, Further Adjusted EBITDA and cash available for distribution do not reflect any cash requirements that would be required for such replacements;

•

some of the exceptional items that we eliminate in calculating Adjusted EBITDA, Further Adjusted EBITDA and cash available for distribution reflect cash payments that were made, or will be made in the future; and

•

the fact that other companies in our industry may calculate Adjusted EBITDA, Further Adjusted EBITDA and cash available for distribution differently than we do, which limits their usefulness as comparative measures.

In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is a non-GAAP financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Pro Forma Financial Information

We present in this prospectus unaudited pro forma combined financial information consisting of the unaudited pro forma combined income statement of Abengoa Yield for the three-month period ended March 31, 2014 and for the years ended December 31, 2013 and 2012 as well as the unaudited pro forma combined statement of financial position of Abengoa Yield as of March 31, 2014 to give effect to the consolidation of Mojave, the transfer of a preferred equity investment in ACBH, the capitalization of certain related party debt that has occurred or we expect to occur prior to the consummation of this offering, the repayment of debt to a related party (a third party prior to March 31, 2014) and a reduction of equity that have occurred or we expect to occur prior to the consummation of this offering, the creation of an account payable to Abengoa arising from the Asset Transfer which will be repaid with the proceeds of this offering and the retention of proceeds from this offering ~~that will be retained by us~~ to strengthen our liquidity position and the repayment to Abengoa with the proceeds of this offering referred to above.

Unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the Interim Combined Financial Statements and the Annual Combined Financial Statements prepared in accordance with IFRS as issued by the IASB, included elsewhere in this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and combined capitalization as of March 31, 2014:

•	on a historical basis;

•

as adjusted to give effect to (i) the transfer of the preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines (see “Summary—Asset Transfer”), which is not included in the historical financial information, (ii) the capitalization of certain related party debt that has occurred or we expect to occur prior to consummation of this offering ~~and~~, (iii) the repayment of debt to related parties and a reduction of equity that we expect to occur prior to the consummation of the offering and (iv) the issuance of a payable to Abengoa as part of the consideration for the Asset Transfer which will be extinguished with the proceeds of the offering. See “Unaudited Pro Forma Combined Financial Information”; and

•	as further adjusted to give effect to the offering and the use of proceeds set forth under the heading “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information”, our Interim Combined Financial Statements and our Annual Combined Financial Statements included elsewhere in this prospectus.

	As of March 31, 2014(1)
(in millions of U.S. dollars)	Historical	As Adjusted(2)		As Further Adjusted(3)
Cash and cash equivalents(4)	$809.7		$624.7	$654.7
Short-term financial investments	164.3		182.7	182.7

Total cash and cash equivalents and short-term financial investments	$974.0		$807.4	$837.4

Borrowings(4)	2,721.7		2,721.7	2,721.7
Notes and bonds	107.9		107.9	107.9

Non-recourse project financing (long- and short-term)	$2,829.6		$2,829.6	$2,829.6

Total equity	1,486.0		~~1,880.5~~1,342.9	1,910.5
Total capitalization	$4,315.6	$	~~4,710.1~~4,172.5	$4,740.1

(1)

We have prepared the information presented in the “as adjusted” and “as further adjusted” columns for illustrative purposes only. The information presented in the “as adjusted” and “as further adjusted” columns addresses pro forma situations and, therefore, does not represent our actual financial position or results. Consequently, such information may not be indicative of our total capitalization as of the date of this prospectus. Investors are cautioned not to place undue reliance on this pro forma information.

(2)

As adjusted to give effect to the transfer of a preferred instrument in ACBH and to the repayment of debt held with related parties of $98.2 million (debt previously held by General Electric) and a reduction of equity by $86.8 million that we expect to occur prior to the consummation of the offering. We estimate the fair value of the preferred equity investment in ACBH to be $263 million, of which $18.4 million has been classified as a short-term financial investment, as that amount is expected to be collected in the next twelve months. In addition, prior to the consummation of this offering, we expect to capitalize $218.3 million of debt with related parties. Furthermore, prior to the consummation of this offering, we will issue a payable to Abengoa for approximately $537.6 million, based on an assumed public offering price of $26.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, as part of the consideration to be paid to Abengoa for the Asset Transfer. This payable will be extinguished with the proceeds of this offering. See “Use of Proceeds.”

(3)

As further adjusted to give effect to $30 million of proceeds from the offering added to cash and cash equivalents and the payment of $537.6 million, based on an assumed public offering price of $26.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, to Abengoa as part of the consideration for the Asset Transfer.

(4)

On April 2, 2014, Solana fully repaid the short-term tranche of its loan with the Federal Financing Bank for a total of $451 million, using the proceeds from an ITC Cash Grant payment awarded to it by the U.S. Department of the Treasury.

DILUTION

Dilution is the amount by which the offering price per share paid by the purchasers of shares sold in this offering will exceed the pro forma net tangible book value per share. Pro forma net tangible book value per share as of a particular date represents the amount of our total tangible assets (which excludes intangible assets from pro forma combined assets) less pro forma combined liabilities divided by the number of shares outstanding as of that date. See “Unaudited Pro Forma Combined Financial Information.”

Dilution Information

As of March 31, 2014, assuming Abengoa had contributed the assets described in the Asset Transfer, which will occur prior to the consummation of this offering, in exchange for 56.9 million shares and a $537.6 million payable, which will be repaid with the proceeds of this offering, our pro forma combined net tangible book value, excluding the $30 million of proceeds that will be retained by us, was $~~(3,292.0~~(3,829.6) million or $(~~57.86~~67.30) per share.~~, assuming Abengoa had contributed the assets described in the Asset Transfer in exchange for 56.9 million shares, which will occur prior to the consummation of this offering.~~ (See “Summary—Asset Transfer”).

Immediately following the consummation of this offering, assuming an offering price of $26.00 per share, the midpoint of the range set forth on the cover page of this prospectus, assuming no exercise of the underwriters’ over-allotment option and assuming that we distribute to Abengoa all of the net proceeds from this offering less $30 million as part of the consideration paid to Abengoa in connection with the Asset Transfer, our pro forma combined net tangible book value as of March 31, 2014, as adjusted, would have been $(3,262.0) million or $(40.77) per share. This would have represented an immediate increase in pro forma combined net tangible book value to existing shareholders of $~~17.08~~26.53 per share and an immediate dilution to new investors of $(66.77) per share.

Dilution per share represents the difference between the price per share to be paid by new investors for the shares sold in the offering and the pro forma combined net tangible book value per share immediately after the offering of the shares. The following table illustrates this per share dilution (assuming an initial public offering price at the midpoint of the range set forth on the front cover of this prospectus):

Assumed initial public offering price	$26.00
Pro forma combined net tangible book value per share as of March 31, 2014 attributable to existing shareholders	(~~57.86~~67.30)
Increase in pro forma combined net tangible book value per share attributable to ~~existing~~new investors	~~17.08~~26.53
Pro forma combined net tangible book value per share, as adjusted for this offering	(40.77)

Dilution per share to new investors	$(66.77)

If the underwriters exercise their option to purchase additional shares in full, the pro forma combined net tangible book value per share after the offering will not change, given that no new shares will be issued, as the underwriters would purchase the shares subject to such option from the selling shareholder.

If the assumed initial public offering price of $26.00 per share increases/(decreases) by $1.00 per share, and we assume the number of shares offered and amount of proceeds retained by us remain the same, our pro forma combined net tangible book value per share as adjusted for the offering will not change and the dilution per share to new investors will not change.

Had combined pro forma net tangible book value and pro forma combined net tangible book value per share been calculated so as to include intangible service concession agreements in these calculations, supplemental pro forma combined net tangible book value, excluding the $30 million of proceeds that will be retained by us, as of March 31, 2014 would have been $~~1,880.5~~1,342.9 million, or $~~33.05~~23.60 per share, after giving effect to the Asset Transfer. Furthermore, following the sale by us of shares in the offering at the assumed initial public offering price of $26.00 per share and assuming that we distribute to Abengoa all of the net proceeds from this offering less $30 million, as part of the consideration paid to Abengoa in connection with the Asset Transfer, the supplemental pro forma combined net tangible book value as of March 31, 2014 as adjusted, would have been $23.88 per share. This would have represented an immediate ~~dilution~~increase in supplemental pro forma combined net tangible book value to existing shareholders of $~~9.17~~0.28 per share and an immediate dilution to new investors of $(2.12) per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares sold in the offering and supplemental pro forma combined net tangible book value per share, as adjusted for the offering of the shares. The following table illustrates this per share dilution (assuming an initial public offering price at the midpoint of the range set forth on the front cover of this prospectus):

Assumed initial public offering price	$26.00
Pro forma combined net tangible book value per share as of March 31, 2014 attributable to existing shareholders	~~33.05~~23.60
Increase in pro forma combined net tangible book value per share attributable to ~~existing~~new investors	~~(9.17~~0.28	~~)~~
Pro forma combined net tangible book value per share, as adjusted for this offering	23.88

Dilution per share to new investors	$(2.12)

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information sets forth the unaudited pro forma combined income statement of Abengoa Yield for the three-month period ended March 31, 2014 and the years ended December 31, 2013 and 2012, as well as the unaudited pro forma combined statement of financial position of Abengoa Yield as of March 31, 2014 to give effect to: (i) the consolidation of Mojave, (ii) the transfer of a preferred equity investment in ACBH, (iii) the capitalization of certain related party debt that has occurred or we expect to occur prior to the consummation of this offering, (iv) the repayment of debt to a related party (a third party prior to March 31, 2014) and a reduction of equity that have occurred or we expect to occur prior to the consummation of this offering and (v) the proceeds from the offering that will be retained by us to strengthen our liquidity position.

Unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the Interim Combined Financial Statements as of and for the three-month period ended March 31, 2014 and with the Annual Combined Financial Statements of our accounting predecessor as of and for the years ended December 31, 2013 and 2012 prepared in accordance with IFRS as issued by the IASB, included elsewhere in this prospectus.

We have included the unaudited pro forma combined financial information to illustrate the following, on a pro forma basis:

(a)

The consolidation of Mojave Solar Inc., once we assume control over Mojave Solar Inc., which is expected to occur when Mojave achieves COD. Mojave is currently recorded as an associate under the equity method in our Annual Combined Financial Statements. The entry into operation of Mojave, and thereby its full consolidation, is a highly probable event that will have a significant impact on our total assets and financial position. Therefore, such disclosure is considered material for investors.

(b)

The transfer of a preferred equity investment in ACBH, a Brazilian company that owns 15 electric transmission lines in Brazil (as described in “Business—Our Operations—Exchangeable Preferred Equity Investment in Abengoa Concessoes Brasil Holding”) which is not included in the historical combined financial statements as part of the Asset Transfer because such preferred equity investment was not made during the period covered by such financial statements.

(c)

The capitalization of certain related party debt which occurred in February 2014 and the capitalization of certain related party debt that we expect to occur prior to the consummation of this offering.

(d)	The repayment of debt to a related party (previously held by General Electric) and a reduction of equity that have occurred or we expect to occur prior to the consummation of this offering.

(e)

The account payable to Abengoa arising from the Asset Transfer, which will be repaid with the proceeds of this offering, based on an assumed public offering price of $26.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(~~e~~f)	The proceeds from the offering that will be retained by us to strengthen our liquidity position and the repayment to Abengoa referred to above.

We have elected to account for the Asset Transfer, which includes the assets mentioned above, using the predecessor values, given that these will be transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction will be reflected as an adjustment to equity. We present herein pro forma income statements for the three-month period ended March 31, 2014 and for the years ended December 31, 2013 and 2012, which are the same periods included in the Interim Combined Financial Statements and the Annual Combined Financial Statements.

The events above are described in more detail in notes 1 to 6 to this “Unaudited Pro Forma Combined Financial Information.”

Unaudited Pro Forma Combined Statement of Financial Position as of March 31, 2014

	Historical Combined Information	Pro Forma adjustments for Mojave consolidation(1)	Pro Forma adjustments for the preferred shares of ACBH(2)	Pro Forma adjustments for debt capitalization(3)	Pro Forma adjustments for debt repayment and capital reduction(4)	Pro Forma Adjustment for the account payable to Abengoa arising from the Asset Transfer(6)	Pro Forma adjustments for Proceeds of the offering(~~6~~7)		Pro Forma Abengoa Yield
	(in millions of U.S. dollars)
Non-current assets
Contracted concessional assets	$4,400.7	$1,495.3	—	—	—	—		—	$5,896.0
Investments carried under the equity method	402.6	(396.9)	—	—	—	—		—	5.7
Financial investments	73.7	15.3	244.6	—	—	—		—	333.6
Deferred tax assets	44.7	—	—	—	—	—		—	44.7

Total Non-Current Assets	$4,921.7	$1,113.7	$244.6	$—	$—	$—		$—	$6,280.0

Current assets
Inventories	5.4	—	—	—	—	—		—	5.4
Clients and other receivables	94.2	0.6	—	—	—	—		—	94.8
Financial investments	164.3	20.6	18.4	—	—	—		—	203.3
Cash and cash equivalents	809.7	0.6	—	—	(185.0)	—		30.0	655.3
Total Current Assets	$1,073.6	$21.8	$18.4	$—	$(185.0)	—		$30.0	$958.8

Total Assets	$5,995.3	$1,135.5	$263.0	$—	$(185.0)	$—		$30.0	$7,238.8

Equity and Liabilities
Total Equity	$1,486.0	$—	$263.0	$218.3	$(86.8)	$(537.6)	$	~~30.0~~567.6	$1,910.5
Non-current liabilities
Long-term non-recourse (project financing)	2,312.5	796.1	—	—	—	—		—	3,108.6
Grants and other liabilities	1,055.1	266.4	—	—	—	—		—	1,321.5
Related parties	369.6	—	—	(218.3)	(98.2)	—		—	53.1
Derivative liabilities	71.5	—	—	—	—	—		—	71.5
Deferred tax liabilities	3.3	—	—	—	—	—			3.3

Total Non-Current Liabilities	$3,812.0	$1,062.5	$—	$(218.3)	$(98.2)	$—		$—	$4,558.0

Current Liabilities
Short-term non-recourse (project financing)	517.1	7.1	—	—	—			—	524.2
Trade payables and other current liabilities	178.4	65.9	—	—	—			—	244.3
Related parties	—	—	—	—	—	537.6		~~—~~ (537.6)	—
Income and other tax payables	1.8	—	—	—	—			—	1.8

Total Current Liabilities	$697.3	$73.0	$—	—	$—	$537.6	$	~~—~~ (537.6)	$770.3

Total Equity and Liabilities	$5,995.3	$1,135.5	$263.0	—	$(185.0)	—		$30.0	$7,238.8

(1)

Reflects the impact of consolidating Mojave Solar Inc., the company that holds our Mojave project, which is recorded under the equity method during its construction period. We have derived the pro forma adjustments in the pro forma combined income statement for Mojave’s consolidation from Mojave’s income statement for the years ended December 31, 2013 and 2012 and for the three-month period ended March 31, 2014; we have not made any adjustments to reflect the construction in progress performed by related parties in 2013, 2012 or in the three-month period ended March 31, 2014 because Mojave will be operational when it is consolidated. Mojave is expected to enter into operation by October 2014 and will be fully consolidated once we obtain control over Mojave Solar Inc.

We reassess whether or not we control an investee when facts and circumstances indicate that there are changes to the elements that determine control (power over the investee, exposition to variable returns of the investee and ability to use its power to affect its returns). We concluded that during the construction phase of Mojave all the relevant decisions were subject to the control and approval of a third party. As a result, we did not have control over Mojave during the construction period. IFRS 10 (B80) provides that control requires a continuous assessment and that we shall reassess if it controls an investee if facts and circumstances indicate that there are changes to the elements of control. Once Mojave enters into operation, the decision-making process will change, the investee will be controlled and it will be fully consolidated. Because during the construction period the assets were included under the scope of IFRIC 12, we estimate that the book value of consolidated assets and liabilities will be similar to its fair value.

(2)

Reflects a preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines. This investment is not reflected in our historical combined financial statements; as a result it has been included as an adjustment in the unaudited pro forma combined financial statements. The expected annual dividend is $18.4 million ($4.6 million per quarter), and we estimate the expected fair value of this instrument to be $263 million.

(3)

Reflects the capitalization of certain related party debt that has occurred or we expect to occur prior to the consummation of this offering. The total debt to be capitalized amounted to $439.4 million as of December 31, 2013 and $164.0 million as of December 31, 2012. As of March 31, 2014, our Interim Combined Financial Statements already show the capitalization of loans with related parties amounting to $232.1 million; therefore, the pro forma adjustment for purposes of the statement of financial position reflects only the capitalization of certain related party debt of $218.3 million that we expect to occur prior to the consummation of this offering.

(4)

Reflects the purchase of the 15% interest in ACT held by General Electric, and a preferred interest in ACT also held by General Electric which is considered debt from an accounting perspective given the characteristics of the investment. This debt amounted to $98.2 million as of March 31, 2014 ($95.7 million as of December 31, 2013 and $66.7 million as of December 31, 2012). On March 21, 2014 the interest in ACT held by General Electric was purchased by a related party. As a result, this amount is included in payables to “Related parties” in the historical statement of financial position as of March 31, 2014. In addition, the adjustment reflects a reduction of equity of $86.8 million to be made prior to consummation of this offering.

(5)

We have calculated earnings per share assuming a total of 80,000,000 shares outstanding after the consummation of this offering, excluding 1,153,846 shares attributable to the $30 million of proceeds that we expect to retain to strengthen our liquidity position. The number of shares attributable to the $30 million of proceeds that we expect to retain has been calculated assuming an offering price of $26.00 per share, the midpoint of the range set forth on the cover page of this prospectus. Since our predecessor is a combination of entities under common control of Abengoa and did not have any share capital as of December 31, 2013 or 2012, we have not calculated earnings per share on an historical basis.

(6)

Reflects the account payable to Abengoa arising from the Asset Transfer of approximately $537.6 million, based on an assumed public offering price of $26.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which will be repaid with the proceeds of this offering (see footnote 7 below and “Summary—Asset Transfer”).

(7~~6~~)

Reflects (i) the proceeds from this offering that will be retained by us to strengthen our liquidity position in an amount of $30 million and (ii) the repayment of the $537.6 million account payable to Abengoa referred to above.